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                             January 19, 2023

       Alfred Poor
       Chief Executive Officer
       IDEANOMICS, INC.
       1441 Broadway, Suite 5116
       New York, NY 10018

                                                        Re: Ideanomics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2022
                                                            File No. 333-269001

       Dear Alfred Poor:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed 12/23/2022

       Cover Page

   1. Please disclose that you have received a notice from Nasdaq indicating that the company was no longer in
compliance with the audit committee requirements as set forth in Nasdaq
                                                        Listing Rule 5605.
Please provide an update on the status of this notice. Please also disclose the status of
the notice of non-compliance with the Nasdaq requirements
                                                        pertaining to the
minimum bid price for listed stock pursuant to Nasdaq Listing Rule
                                                        5550(a)(2). Please also
add risk factor disclosure related to potential delisting from the exchange.
 Alfred Poor
FirstName  LastNameAlfred Poor
IDEANOMICS,     INC.
Comapany
January 19,NameIDEANOMICS,
            2023               INC.
January
Page 2 19, 2023 Page 2
FirstName LastName
Status of Previously Announced Acquisitions, page 67

2. Please update disclosure regarding the VIA Motors transaction to accurately reflect the current status of the transaction.
Executive Compensation, page 94

3. Please update disclosure to include compensation information for the year ended
         December 31, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing